Exhibit 99.2

April 15, 2016

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Dear Sirs:

Re:

Kbridge Energy Corp. (the “Company”)

Re: Form 6-K – Notice of Change of Auditor – Pursuant to Rule 13a-16 OR 15D-16

We have been furnished with a copy of the Company’s Form 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15D-16 Under The Securities Exchange Act of 1934, and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Form 6-K, dated April 12, 2016 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS